1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 8, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C., November 8, 2016 – TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.	Approved capital appropriations of approximately US$4,908.9 million for purposes including: 1) Installation and expansion of advanced technology capacity; 2) Upgrading advanced packaging capacity to next generation technology; 3) First quarter 2017 R&D capital investments and sustaining capital expenditures.

2.	Approved the following personnel promotions:

•	Promoted Vice President of Operations Organization Mr. YP Chin to Senior Vice President

•	Promoted Vice President of R&D Organization Dr. YJ Mii to Senior Vice President

•	Promoted Senior Director of R&D Organization’s Integrated Interconnect & Packaging Dr. CH Yu to Vice President

•	Promoted Senior Director of R&D Organization’s More-than-Moore Technologies and TSMC Fellow Dr. Alexander Kalnitsky to Vice President

3.	Approved the appointment of Dr. Kevin Zhang as Vice President of Design and Technology Platform (DTP). Dr. Kevin Zhang will be responsible for Memory and Mixed Signal & RF Solutions and reports to Dr. Cliff Hou, Vice President of DTP, directly.

Profile of Dr. Kevin Zhang

Dr. Zhang received his B.S. from Tsinghua University in Beijing in 1987 and his Ph.D. from Duke University in 1994, both in Electrical Engineering. After his graduation, Dr. Zhang served in Motorola and HP, and then spent close to 20 years in Intel Corporation, with various positions in IP development, design solution validation and management.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com